UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB NUMBER: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response . . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Ashworth, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04516H101

(CUSIP Number)

Daniel J. Donoghue

Michael R. Murphy

Discovery Equity Partners, L.P.

Discovery Group I, LLC

191 North Wacker Drive, Suite 1685

Chicago, IL 60606

Telephone Number: (312) 265-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 27, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04516H101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 781,713

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 781,713

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 781,713

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 04516H101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 901,677

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 901,677

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 901,677

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 04516H101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 901,677

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 901,677

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 901,677

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 04516H101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 901,677

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 901,677

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 901,677

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer.

This Amendment No. 2 (the “Amendment No. 2”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Ashworth, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 2765 Loker Avenue West, Carlsbad, California 92010.  This Amendment No. 2 amends and supplements, as set forth below, the information contained in Items 1, 2, 3 and 5 of the Schedule 13D filed by the Reporting Persons with respect to the Company on September 26, 2005, as amended by an Amendment No. 1 thereto filed by the Reporting Persons on November 7, 2005 (as so amended, the “Original Schedule 13D”).  All capitalized terms used herein but not defined herein have the meanings set forth in the Original Schedule 13D.  Except as amended by this Amendment No. 2, all information contained in the Original Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’  knowledge and belief, true, complete and correct as of the date of this Amendment No. 2.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is amended to read in its entirety as follows:

This statement is being jointly filed by the following persons (the “Reporting Persons”):

Discovery Equity Partners, L.P. (“Discovery Partners”) is an Illinois limited partnership primarily engaged in the business of investing securities.

Discovery Group I, LLC (“Discovery Group”) is a Delaware limited liability company primarily engaged in the business of investing in securities.

Daniel J. Donoghue is a Managing Member of Discovery Group, which is his principal occupation.

Michael R. Murphy is a Managing Member of Discovery Group, which is his principal occupation.

Both Mr. Donoghue and Mr. Murphy are United States citizens.

The principal business address and principal offices of Discovery Partners and Discovery Group and the business address for Mr. Donoghue and Mr. Murphy is 191 North Wacker Drive, Suite 1685, Chicago, Illinois 60606.

During the past five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The first two sentences of Item 3 of the Original Schedule 13D are amended to read in their entirety as follows:

The total purchase price for the 901,677 shares of Common Stock beneficially owned by Discovery Group and Messrs. Donoghue and Murphy was $7,367,873.20.  The total purchase price for the 781,713 shares of Common Stock beneficially owned by Discovery Partners was $6,386,595.20.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended to read in its entirety as follows:

The information concerning percentages of ownership set forth below is based on 14,520,175 shares of Common Stock reported outstanding as of February 28, 2007 in the Company’s most recent Quarterly Report on Form 10-Q, for the period ended January 31, 2007.

Discovery Partners owns beneficially and of record 781,713 shares of Common Stock as of March 29, 2007, which represents 5.4% of the outstanding Common Stock.

Discovery Group beneficially owns 901,677 shares of Common Stock as of March 29, 2007, which represents 6.2% of the outstanding Common Stock.

Mr. Donoghue beneficially owns 901,677 shares of Common Stock as of March 29, 2007, which represents 6.2% of the outstanding Common Stock.

Mr. Murphy beneficially owns 901,677 shares of Common Stock as of March 29, 2007, which represents 6.2% of the outstanding Common Stock.

Discovery Group is the sole general partner of Discovery Partners and an investment manager of the Other Partnership, which owns less than 5% of the outstanding shares of Common Stock, and Messrs. Donoghue and Murphy are the sole managing members of Discovery Group.  As a consequence, all Reporting Persons share beneficial ownership of all of the shares of Common Stock reported by each of them, except that Discovery Partners does not have beneficial ownership of the shares of Common Stock owned by the Other Partnership.

The transactions in Common Stock effected by the Reporting Persons during the last 60 days are set out on Exhibit 4 hereto.

No person other than Discovery Partners and the Other Partnership is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

Item 7.	Material to Be Filed as Exhibits.

	Exhibit 1:	Joint Filing Agreement dated as of March 30, 2007, by and among Discovery Equity Partners, L.P., Discovery Group I, LLC; Daniel J. Donoghue; and Michael R. Murphy.

	Exhibit 2:	Power of Attorney of Daniel J. Donoghue, dated as of August 24, 2006.

	Exhibit 3:	Power of Attorney of Michael R. Murphy, dated as of August 24, 2006.

	Exhibit 4:	List of transactions by Reporting Persons in the Company’s Common Stock during the 60-day period preceding this filing.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2007
Date

DISCOVERY GROUP I, LLC, for itself and as general partner of DISCOVERY EQUITY PARTNERS, L.P.
Michael R. Murphy*
Signature
Michael R. Murphy, Managing Member
Name/Title

Daniel J. Donoghue*
Signature
Daniel J. Donoghue
Name/Title

Michael R. Murphy*
Signature
Michael R. Murphy
Name/Title

*By: /s/ Robert M. McLennan
Robert M. McLennan Attorney-in-Fact for Daniel J. Donoghue Attorney-in-Fact for Michael R. Murphy

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of March 30, 2007, by and among Discovery Equity Partners, L.P.; Discovery Group I, LLC; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 2	Power of Attorney of Daniel J. Donoghue, dated as of August 24, 2006

Exhibit 3	Power of Attorney of Michael R. Murphy, dated as of August 24, 2006

Exhibit 4	List of transactions by Reporting Persons in the Company’s Common Stock during the 60-day period preceding this filing.